August 14, 2001

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Attention: Joshua Englard
Mail Stop: 0407

Re:	DMC Stratex Networks, Inc. Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No: 333-50820)

Dear Mr. Englard:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, DMC Stratex Networks, Inc., a Delaware corporation (the "Company") hereby applies for an order granting the immediate withdrawal of its Post-Amendment No. 1 (the "Post-Effective Amendment No. 1") to its Registration Statement on Form S-3 (File No. 333-50820) (the "Registration Statement"), which was declared effective by the Securities and Exchange Commission (the "Commission") on December 7, 2000.

    The Post-Effective Amendment No. 1 was filed with the Commission on July 19, 2001. The Company did not request for effectiveness of the Post-Effective Amendment No. 1. Pursuant to the Post-Effective Amendment No. 1, the Company proposed to register up to 7,300,000 shares of the common stock (the "Common Stock") of the Company (the "Shares") pursuant to a Structured Term Equity Program with CIBC World Markets Corp ("CIBC"). The Company and CIBC have agreed to abandon the offering of the Shares.

    Although Common Stock have been sold under the Registration Statement, no Shares have been sold pursuant to the Structured Term Equity Program as proposed in the Post-Effective Amendment No. 1. Furthermore, all activities in pursuit of completing the offering of the Shares have been discontinued. Accordingly, the Company requests an order granting the withdrawal of the Post-Effective Amendment No. 1 be issued by the Commission as soon as possible.

    If you have any questions regarding the foregoing application for withdrawal, please contact Eda S.L. Tan of Morrison & Foerster LLP, legal counsel to the Company, at (415) 268-6559.

                      Sincerely,

                      /s/ Carl A. Thomsen

                      Carl A. Thomsen
                      Senior Vice President, Chief
                      Financial Officer and Secretary of
                      DMC Stratex Networks, Inc.